Mail stop 3561

      October 7, 2005


Mr. Richard D.Fain
Chairman and Chief Executive Officer
Royal Caribbean Cruises, Ltd.
1050 Caribbean Way
Miami, FL 33132

      Re:	Royal Caribbean Cruises, Ltd.
      Form 10-K for the year ended December 31, 2004
      File No. 001-11884
		Filed March 14, 2005

Dear Mr. Fain:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Consolidated Statements of Shareholders` Equity, page F-7
1. Provide in future filings, the beginning and ending accumulated derivative gain or loss and the net amount of any reclassification of gains or losses into earnings.  For guidance, refer to paragraph
47
or FAS 133.


Note 2 - Summary of Significant Accounting Policies, page F-8 Property and Equipment, page F-8
2. We note that you are accruing for estimated dry docking costs over the period to the next dry docking. Please note it is the staff position that this is no longer an acceptable accounting method within your industry. The accrual method assumes that you have incurred a liability at the balance sheet date. However, we do not believe that an obligation has been incurred at the balance sheet date under the definition set forth in CON 6, paragraph 35. We note that EITF Topic D-88 does not provide guidance on how to account for dry docking costs; rather it provides a discussion of methods currently being used in the industry and states that the SEC staff would not object to a conclusion that a change from accruing in advance to another method is preferable. The discussion in Topic D-
88, in March 2000, was in anticipation that a planned SOP project would prohibit accruing in advance. The SOP project was discontinued in April 2004 and it has since been staff position that this is not an acceptable accounting method within your industry. Currently, the only acceptable methods within your industry are the expensing of costs as incurred or the deferral method. We believe that you should revise your accounting policy footnote and financial statements to account for these costs under one of the two acceptable methods noted above.

Advertising Costs, page F-9
3. Please disclose the amount of advertising costs reported as assets
in each balance sheet presented.  For guidance, refer to paragraph
49
of SOP 93-7.

Note 11 - Financial Instruments, page F-16
4. We note your use of foreign currency forward contracts used to hedge your exposure to fluctuations in foreign currency exchange rates for two ship construction contracts. For derivative instruments designated as fair value hedges and cash flow hedges, please disclose the net gain or loss recognized in earnings during the reporting period. Such gains or losses might arise due to any hedge ineffectiveness or for any component of a derivative instruments` gain excluded from the assessment of hedge effectiveness. In addition, provide a description of where the net gain or loss is reported in the statement of income. For guidance, refer to paragraph 45 of FAS 133.
5. For derivative instruments designated as cash flow hedges (foreign currency contracts, interest rate swaps and fuel swap agreements), provide in future filings a description of the transactions or other events that will result in the reclassification into earnings of gains and losses that are reported in accumulated other comprehensive income, and the estimated net amount of the existing gains or losses at the reporting date that is expected to be reclassified into earnings within the next 12 months. For guidance, refer to paragraph
45 of FAS 133.

Note 12 - Commitments and Contingencies, page F-18
6. We note your disclosure of the potential $242 million payment on the Brilliance operating lease, which is your maximum exposure in the event of early termination of the lease. Please tell us, and revise to disclose, to what this potential termination payment relates (e.g., residual value guarantee). Also, tell us, and revise to disclose, your evaluation of the likelihood of the incurrence of a liability under SFAS 5, related to this contingency.
7. Please confirm to us that you amortize all property and equipment associated with the Brilliance operating lease over a period not exceeding the 10 year lease term used for accounting purposes.
8. We note the attachment of a copy of the Brilliance lease dated July 5, 2002 with your correspondence letter to us dated February 10,
2004; however, this lease agreement does not appear to be filed as an exhibit to your financial statements which would enable the public to access the document. Please file a copy of this agreement as an exhibit to your financial statements as it appears the operating lease for the Brilliance is a material contract to the company. Refer to Item 601 of Regulation S-K for guidance.
9. We note your disclosure that if A. Wilhelmsen AS and Cruise Associates cease to own a specified percentage of your common stock, you may be obligated to prepay certain indebtedness, which you may be unable to replace on similar terms. Please explain to us why you may be unable to replace the debt on similar terms if these parties cease to be shareholders.

Exhibits
10. Please provide Schedule II, Valuation and Qualifying Accounts as required by Regulation S-X, Article 05-04 to demonstrate activity within your allowance for trade receivables. Schedule II may be provided as part of your future filings. In addition provide as part of your response, a roll forward of activity in your allowance for trade receivables for the period ending December 31, 2003 and December 31, 2004.

* * * * *

	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracie Northan at 202-551-3311, Lyn Shenk at 202-551-3380, or me at 202-551-3812 if you have questions regarding
comments on the financial statements and related matters.


Sincerely,



Michael Fay
Branch Chief Accountant

Via facsimile:  Luis E. Leon, CFO
		(305) 372-0441


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Mr. Richard D. Fain
Royal Caribbean Cruises, Ltd.
October 7, 2005
Page 1